

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Mail Stop 4561

January 20, 2010

Scott Hughes, CEO
MIB Digital, Inc.
2670 Towne Village Dr.
Duluth, GA 30097

> **Re:** **MIB Digital, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 29, 2009**
> **File No. 333-163172**

Dear Mr. Hughes:

We have reviewed the above-captioned filing and your response letter dated December 29, 2009, and have the following comments. Where prior comments are referenced, they refer to our letter dated December 15, 2009.

Front Cover Page of Registration Statement

1. We note your response to prior comment 1. Notwithstanding your response, it appears that your offering is on a delayed or continuous basis; the offering of your securities will be commenced promptly, will be made on a continuous basis, and may continue for a period in excess of 30 days from the date of initial effectiveness of your registration statement. See Rule 415(a)(1)(ix) under the Securities Act of 1933. Please revise.

2. As there is currently no public trading market, and one may never develop, please remove the statement in the second paragraph that reads: "The offering price of $0.01 per share may not reflect the market price of the shares after the offering." Alternatively, revise the statement to clarify that the offering price was arbitrarily determined, that there is no public trading market, and that a market for your securities may never develop.

Summary of Our Offering, page 3

3. Please disclose that you anticipate requiring $160,000 in order to execute your business plan over the next year, which includes the costs of completing the business plan, prototype plans, and identifying necessary resources to implement your plan. Clarify that even if you sell all of the shares registered in the offering, you will not have sufficient funds to fully execute your business plan, as currently contemplated. Please make similar revisions to the disclosure in your "Use of Proceeds" section.

Summary Information About MIB Digital, Inc., page 4

4.      We note your response to prior comment 7.  As you acknowledge in your prospectus, sports content is currently streamed to internet and mobile devices.  As such, please provide a more detailed explanation of the function of your proposed software, as well as how your proposed product is distinguishable from existing products, if at all.

5.      It appears from your disclosure on pages 12 and 21 that you plan to focus entirely on NCAA content.  Please clarify your disclosure in this section accordingly.

Risk Factors, page 6

"General Competition," page 13

6.      We note your response to prior comment 11 and we reissue the comment in part.  The subheading "General Competition" does not adequately describe the risk that follows.  Please revise so that the subheading contains a concise, meaningful description of the risk that is posed to investors.  In addition, please revise the risk factor to clarify that you have no existing product, customer base, or sales cycle.

Use of Proceeds, page 17

7.      Please quantify the amount considered by you to be "essential business operations," which you have indicated includes SEC filings.  We presume that this amount constitutes a portion of the $15,000 you have budgeted for your business and marketing plan.

Dilution of the Price You Pay For Your Shares, page 17

8.      The titles preceding the tables are unclear and should be revised.  In addition, revise to provide information regarding the dilutive impact if less than all of the shares of common stock registered in the offering are sold.

Business, page 21

General

9.      We note your response to prior comment 23.  Notwithstanding your revisions, much of the disclosure in this section remains a general discussion of sports and advertising in the United States that does not appear pertinent to your proposed business.  Please revise your discussion in this section to focus on your proposed business.

10.     We note your response to prior comment 24.  As previously indicated, because you have not yet developed a business or marketing plan, and your proposed product does not appear to address the markets referenced in this section, it is unclear how the

statistics in this section are relevant to your proposed business.  Please revise to discuss the portion of the market applicable to you and to include relevant data, or delete the statistical references.

11.     We note the information you provided to us in response to prior comment 25, and we reissue our prior comment.  For each source of data you retain in the prospectus and which you determine is relevant to your market niche, please provide us with a copy of the article or report that is marked in such a way that highlights the relevant portion and include a cross-reference to the page of your prospectus where the data is cited.

The Company, page 21

12.     Please delete or provide support for your statement that the companies owning the multimedia rights and/or television rights to over 100 Division I institutions will provide you with "an unprecedented competitive position within the college sports marketplace."

Background of Officer and Directors, page 31

13.     We note your response to prior comment 30.  Please disclose the name of the company for which Mr. Hughes serves as a consultant.  See Item 401(e)(1) of Regulation S-K.

Exhibits, page II-1

14.     It is unclear from your response to prior comment 35 how you determined that the documents relating to the sale of the only securities issued by you to your sole officer and director, and for which there is no market, are not required to be filed.  Please file the documents as exhibits to the registration statement, or provide us with a legal analysis as to why you believe that such documents need not be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

*       *       *       *       *

As appropriate, please amend your filing in response to these comments.  Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please address any questions regarding these comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or to me at (202) 551-3457. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc:     Via Facsimile (561) 362-9612
        James M. Schneider, Esq.
        Schneider Weinberger & Beilly LLP